Exhibit 4.79

From:	Dryships Inc. and Drillship Kithira Owners Inc.
c/o Cardiff Marine Inc.
80 Kifissias Avenue
GR-151 25 Amaroussion
Greece

To:	Deutsche Bank Luxembourg S.A. as the Facility Agent under the Credit Agreement and the Guarantee (as defined below)
2, Boulevard Konrad Adenauer
L-1115 Luxembourg
Luxembourg

For the attention of: Franz- Josef Ewerhardy / Banu Ozkutan, International Loans and Agency
Services

and

Deutsche Bank AG Filiale Deutschlandgeschäft as the Security Trustee under the Credit
Agreement and the Guarantee (as defined below)
Ludwig-Erhard Straße 1
20459 Hamburg
Germany

For the attention of: Tilman Stein, Shipfinancing

21 May 2009

Dear Sirs,

(1)	US$562,500,000 credit facility agreement dated 18 July 2008 as amended and supplemented by the supplemental agreement dated 17 September 2008 and the supplemental agreement No. 2 dated 18 December 2008 (the Credit Agreement) between (among others) Drillship Kithira Owners Inc. (the Owner), the Lenders under the Credit Agreement, Deutsche Bank Luxembourg S.A as Facility Agent and Deutsche Bank AG Filiale Deutschlandgeschäft as Security Trustee; and

(2)	Sponsor Construction and Post-Delivery Guarantee dated 18 July 2008 (the Sponsor Construction and Post-Delivery Guarantee) between (among others) Dryships Inc. as Guarantor (the Guarantor), the Lenders, Deutsche Bank Luxembourg S.A as Facility Agent and Deutsche Bank AG Filiale Deutschlandgeschäft as Security Trustee relating to the Credit Agreement.

1.	Interpretation

(a)	We refer to the Sponsor Construction and Post-Delivery Guarantee. Capitalised terms defined in the Sponsor Construction and Post-Delivery Guarantee (whether by reference or otherwise) have the same meaning when used in this letter unless expressly defined in this letter.

(b)	The provisions of clause 1.2 (Construction) of the Sponsor Construction and Post-Delivery Guarantee apply to this letter as though they were set out in full in this letter except that references to the Sponsor Construction and Post-Delivery Guarantee are to be construed as references to this letter.

2.	Request for waiver

(a)	Pursuant to Clause 7.14 (Financial covenants) of the Sponsor Construction and Post-Delivery Guarantee, the Guarantor must ensure that:

(i)	the Market Adjusted Equity Ratio will not be less than:

(A)	in the financial year ending on 31 December 2008, 0.25:1; and

(B)	in each subsequent financial year, 0.3:1;

(ii)	the Interest Coverage Ratio will not be less than 3:1;

(iii)	the Market Value Adjusted Net Worth of the Group will not be less than US$500,000,000; and

(iv)	at all times there is available to the Guarantor and all the other members of the Group an aggregate amount of not less than US$40,000,000 in immediately freely available and unencumbered bank or cash balances.

Any breach of the covenants contained in Clause 7.14 of the Sponsor Construction and Post-Delivery Guarantee gives rise to an Event of Default pursuant to Clause 18.3 of the Credit Agreement.

(b)	We write to inform you that on the date of the next compliance check pursuant to Clause 7.15 of the Sponsor Construction and Post-Delivery Guarantee, we do not expect to be able to confirm to you that the requirements of the Market Adjusted Equity Ratio and Market Value Adjusted Net Worth of the Group covenants set out in Clauses 7.14 (a) and (c) (being those set out in paragraphs (a)(i) and (a)(iii) above) of the Sponsor Construction and Post-Delivery Guarantee are being met, having regard to the fact that those covenants are to be calculated, among others, by reference to the definition of Insurance Market Value under the Credit Agreement, which means the average of valuations of the Fleet Vessels obtained from the Approved Brokers, which valuations are to be made on a free of any existing charter basis. As a result an Event of Default occurs pursuant to Clause 18.3 of the Credit Agreement.

(c)	We would like to point out that if the Market Adjusted Equity Ratio and Market Value Adjusted Net Worth of the Group covenants were calculated using vessel valuations on the basis of the US GAAP rules or by taking into account the cashflow generated from the existing time charters in respect of the Fleet Vessels, we would expect to be able to confirm to you that we would be in full compliance with all of the financial covenants under Clause 7.14 of the Sponsor Construction and Post-Delivery Guarantee on the date of the next compliance check. For illustrative purposes, we attach at Appendix 1 two spreadsheets showing the calculation of the financial covenants tests using vessel valuations on the basis of US GAAP rules and on the basis of the cashflow generated from the existing time charters respectively.

(d)

Accordingly, in anticipation of being unable to confirm to you on the date of the next compliance check that we are able to meet the requirements of the Market Adjusted Equity Ratio and Market Value Adjusted Net Worth of the Group covenants, we request you to approach each Lender under the Credit Agreement in order to obtain the Lenders' consent to waive (i) the compliance with the Market Adjusted Equity Ratio and Market Value Adjusted Net Worth of the Group covenants set out in Clauses 7.14 (a) and 7.14 (c) of the Sponsor

Construction and Post-Delivery Guarantee until the Drilling Charter Cut-off Date, being the earlier of (x) 31 January 2010 and (y) the Instalment Loan 2 Utilisation Date and (ii) the Event of Default which occurs under Clause 18.3 of the Credit Agreement as a consequence of such non-compliance.

(e)	In consideration of the Lenders agreeing to the waivers requested in paragraph (d) above, we will pay to the Facility Agent (for distribution to each of the Lenders) a waiver fee of US$30,000 for each Lender on the date the waiver becomes effective.

3.	Timing

We are keen to finalise this matter as soon as possible and consequently, we would be grateful if you could please circulate this letter to the Lenders at your earliest convenience.

4.	Governing law

This letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

Yours faithfully,

/s/ George Economou
For
DRYSHIPS INC. as the Guarantor

/s/ Pankaj Khanna
For
DRILLSHIP KITHIRA OWNERS INC. as the Owner

APPENDIX 1

COVENANT TEST CALCULATIONS OF DRYSHIPS